Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number (852) 2514-7650	E-mail Address clin@stblaw.com

October 28, 2019

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Ms. Kristin Lochhead, Accounting Branch Chief Mr. Brian Cascio, Accounting Branch Chief Mr. Thomas Jones, Special Counsel Mr. Geoffrey Kruczek, Special Counsel

Re:	Canaan Inc. Registration Statement on Form F-1 CIK No. 001780652

Ladies and Gentlemen:

On behalf of our client, Canaan Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we are filing herewith the Company’s Registration Statement on Form F-1 (the “Registration Statement”) via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”).

We enclose herewith five (5) courtesy copies of the Registration Statement, which has been marked to show changes to the Company’s draft registration statement confidentially submitted to the Commission on September 24, 2019 (the “September 24 Submission”).

Simpson Thacher & Bartlett

October 28, 2019

The Company has responded to the Staff’s comments contained in the comment letter dated October 1, 2019 from the Staff (the “October 1 Comment Letter”) by revising the September 24 Submission or providing explanations in response to the comments.

Set forth below are the Company’s responses to the Staff’s comments in the October 1 Comment Letter. The Staff’s comments are retyped in bold italics below for your ease of reference. We have included page numbers to refer to the location in the Registration Statement where the disclosure addressing a particular comment appears.

*        *        *         *        *

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted September 24, 2019

Risk Factors, page 15

1.

We note your revised disclosure regarding the waiver of jury trial provision on page 162. Please include a risk factor to highlight the material risks related to this provision, including the possibility of less favorable outcomes, uncertainty regarding its enforceability, the potential for increased costs to bring a claim, whether it may discourage or limit suits against you or the depositary and whether the provision applies to purchasers in secondary transactions. Also disclose here and on page 162 whether this provision would apply if the ADS holder were to withdraw the ordinary shares. In this regard, please tell us why you deleted the disclosure regarding the governing law that applies to the deposit agreement and to holders of your common shares.

In response to the Staff’s comment, the Company has revised the disclosure on pages 49, 158 and 165 of the Registration Statement.

2.

Please refer to prior comment 6 in our letter dated August 19, 2019 and your response to that comment. Given your revised disclosure in the first section on page 161, please describe any material risks related to the limitation of liability provision that will be included in the deposit agreement.

In response to the Staff’s comment, the Company has revised the disclosure on page 50 of the Registration Statement.

*        *        *         *        *

Simpson Thacher & Bartlett

October 28, 2019

If you have any question regarding the Registration Statement, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email) or Howie Farn at +852-2514-7668 (work), +852-6710-2672 (mobile) or hfarn@stblaw.com (email).

Very truly yours,

/s/ Chris K.H. Lin Chris K.H. Lin

Enclosures

cc:
Nangeng Zhang, Chairman and Chief Executive Officer
Jianping Kong, Director and co-chairman
Quanfu Hong, Vice President of Finance
Canaan Inc.

Howie Farn
Yi-Ping Chang
Simpson Thacher & Bartlett

Calvin C. Lai
Valerie Ford Jacob
Freshfields Bruckhaus Deringer

Steven Zhao
PricewaterhouseCoopers Zhong Tian LLP